Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2009

Mark G. Foletta
Senior Vice President, Finance and CFO
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

Re: Amylin Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-19700

Dear Mr. Foletta:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief